FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-6 of

The Securities Exchange Act of 1934

For the Month of March, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on March 7, 2003, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing that it has purchased a portion of its own shares in conformity with provisions of Article 210 of the Japanese Commercial Code.

2.	News release issued on March 25, 2003, by the registrant, announcing the establishment of a new sales office in Argentina.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ SHIGERU NAKATANI
Shigeru Nakatani, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: April 1, 2003

March 7, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo

                            (Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Executes Own Share Repurchase

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its “Panasonic” and “National” brand products, today announced that it has purchased a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of purchase: Between February 21, 2003 and March 7, 2003

3.	Aggregate purchase amount: 13,115,665,000 yen

4.	Aggregate number of shares purchased: 12,000,000 shares

5.	Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)

1)	The following are the resolutions that were approved at the ordinary general meeting of shareholders held on June 27, 2002:

•	Class of shares: Common stock
•	Aggregate number of shares to be purchased: Up to 180 million shares
•	Aggregate purchase amount: Up to 300 billion yen

2)	Cumulative total of shares repurchased through March 7, 2003:

•	Aggregate purchase amount: 98,761,417,000 yen
•	Aggregate number of shares purchased: 82,000,000 shares

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March 25, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo

                            (Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Establishes New Sales Office in Argentina

- Closes Panasonic Argentina -

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX symbol: MC) today announced plans to discontinue operations at Panasonic Argentina, S.A. (PARSA), a sales subsidiary located in Argentina, on March 31, 2003. Responsibility for sales activities in Argentina will be shifted to Matsushita’s manufacturing and sales subsidiary, Panasonic do Brasil Ltda. (PANABRAS), which will establish a new Argentina sales office.

This move is part of Matsushita’s organizational restructuring of its South American operations in response to a sudden and severe contraction of the market in Argentina, caused by the economic turmoil in that country that began in late 2001.

See below for information about PARSA and PANABRAS.

Matsushita Electric Industrial Co., Ltd. is one of the world’s leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the “Panasonic,” “National,” “Technics” and “Quasar” brand names. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Basic Information for PARSA (as of February 28, 2003)

Company name	Panasonic Argentina, S.A.

Representative	Hidetsugu Uji, President

Location of head office	Buenos Aires, Argentina

Date of incorporation	April 1, 1980

Principal business	Import and sales of TVs, audio equipment, telephones, facsimile machines, etc.

Share capital	U.S.$13 million

Shareholders (% ownership)	Matsushita Electric Industrial Co., Ltd. (100%)

[ Financial Results (for the most recent three fiscal years) ]

(thousands of dollars)

Fiscal year ended:	March 2000	March 2001	March 2002
Sales	33,528	38,002	25,590
Recurring profit (loss)	52	103	(3,283)
Net income (loss)	52	103	(3,358)

(Note) Amounts less than 1,000 dollars have been omitted.

This matter will have no material effect on Matsushita’s consolidated, or parent-alone financial position or performance.

[Reference]

Basic Information for PANABRAS (as of February 28, 2003)

Company name	Panasonic do Brasil Ltda.

Representative	Masahiro Seyama, President

Location of head office	Sao Paulo, Brazil

Date of incorporation	October 24, 1967

Principal business

Manufacture and sales of TVs, VCRs, audio equipment, camcorders, DVD players, microwave ovens, car audio equipment, telephones and batteries, as well as import sales (systems, industrial-use products).

Share capital	U.S.$51 million

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